SYNERGY CAPITAL I, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-880
Fax 973-808-8804



Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of Synergy Capital I, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Synergy Capital, LLC (the "Company") as of December 31, 2021, the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 16, 2022


SYNERGY CAPITAL I, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021



A S S E T S


Cash	$	19,117
Account receivable		266,325
Fixed assets at cost, net of accumulated depreciation of $14,254		-
Prepaid expense		1,551
TOTAL ASSETS	$	286,993


LIABILITIES AND MEMBER'S CAPITAL


Liabilities:		
Accounts payable and accrued expenses	$	239,693
TOTAL LIABILITIES		239,693
Member's capital		47,300
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	286,993

The accompanying notes are an integral part of this statement of financial condition.

NOTE 1.   ORGANIZATION, OPERATIONS

Synergy Capital I, LLC (the "Company") was originally organized as a Subchapter S corporation in January 1996 in the State of New York. In January 2002, the Company completed a stock purchase agreement ("Purchase Agreement") pursuant to which it converted to a Delaware Limited Liability Company. At that time, CSG III, LLC ("CSG III") purchased all of the outstanding membership interests of the company, formerly known as Synergy Capital Inc., upon the terms and conditions set forth in the Purchase Agreement. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA").

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company is not subject to income taxes. The member is individually liable for the taxes on the Company's income. However, the Company is subject to New York City Unincorporated Business Tax on a consolidated basis with its parent company CSG III. Any tax owed will be paid by the parent company. The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained assuming examination by tax authorities. The tax years that remain subject to examination are 2020, 2019 and 2018. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are held for sale in the ordinary course of business.

Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures bears no material effect on the financial statements as presented.

NOTE 3.   COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2021 or during the year then ended.

NOTE 4.   GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2021 or during the year then ended.

NOTE 5.   NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to the greater $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2021, the Company had net capital of $19,117 and requirement of $12,017 with $7,300 of excess net capital. At December 31, 2021, the Company's ratio of aggregate indebtedness to net capital ratio was 8.64 to 1.

NOTE 6.   RELATED PARTY TRANSACTIONS

For the year ended December 31, 2021, the Company shared office space with its sole member, CSG III. CSG III allocates a percentage of the rent and certain other overhead and administrative expenses to the Company. In lieu of cash payments, $10,772 of these amounts are recorded as capital contributions of CSG III. CSG III has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses.

NOTE 7.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were issued and no events have been identified which require disclosure.